UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 53802 / May 15, 2006

ADMINISTRATIVE PROCEEDING
File No. 3-12295

In the Matter of **QUINTUS CORPORATION,** **Respondent.**	**ORDER INSTITUTING PROCEEDINGS, MAKING FINDINGS, AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against Quintus Corporation ("Quintus" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Instituting Proceedings, Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

A.   Quintus, a Delaware corporation, was formerly headquartered in Dublin, California and made customer relationship management software. The common stock of Quintus has been registered under Section 12(g) of the Exchange Act since November 15, 1999. Quintus securities traded on Nasdaq until November 15, 2000, when Nasdaq halted their trading. On February 16, 2001, Nasdaq delisted Quintus securities. Under the symbol QNTSQ, Quintus securities are currently quoted on the "Pink Sheets" disseminated by Pink Sheets LLC.

B.   On February 22, 2001, Quintus filed a petition in the United States Bankruptcy Court for the District of Delaware for relief under Chapter 11 of Title 11, United States Code (11 U.S.C. §§ 1100, et seq.). Quintus is currently in Chapter 11 proceedings before the Bankruptcy Court.

C.   Quintus has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, while its common stock was registered with the Commission in that it has not filed an Annual Report on Form 10-K since March 31, 2000, or periodic or quarterly reports on Form 10-Q for any fiscal period subsequent to its fiscal quarter ended June 30, 2000.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission,

Nancy M. Morris
Secretary